SO 3/22/04

04016473

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accredited Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue - Suite 900
(No. and Street)

Miami (City) Florida (State) 33139 (Zip Code)

RECEIVED FEB 27 2004 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven H. Kanzer (305) 789-6692
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

6100 Glades Road, Suite 314, Boca Raton, Florida 33434
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22

OATH OR AFFIRMATION

I, Steven H. Kanzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accredited Equities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Allan Kiblisky
Commission #DD081895
Expires Jan. 2, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Florida
Count of Miami-Dade

Sworn to (or affirm) and subscribed before me this 26 day of February, 2004 by Steven H Kanzer.

(seal)

Personally known ______ OR Produced Indentification ✓
Type of Identification Produced FDL # K526-788-64-048-0

ACCREDITED EQUITIES, INC.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002

ACCREDITED EQUITIES, INC.

CONTENTS

PAGE	1	INDEPENDENT AUDITORS' REPORT
PAGE	2	BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
PAGE	3	STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
PAGE	4	STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
PAGE	5	STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
PAGES	6 – 11	NOTES TO FINANCIAL STATEMENTS
PAGE	12	INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
PAGE	13	SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003 AND 2002
PAGES	14 – 15	INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Accredited Equities, Inc.

We have audited the accompanying balance sheets of Accredited Equities, Inc. as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Accredited Equities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinberg + Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 23, 2004

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com
American Institute of CPA's\Division for CPA Firms SEC Practice Section

ACCREDITED EQUITIES, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2002

ASSETS

		2003		2002
CURRENT ASSETS				
Cash	$	30,994	$	27,550
Accounts receivable		-		38,012
Due from related parties		8,000		6,000
Due from employee		3,500		-
Prepaid expenses		482		1,913
Total Current Assets		42,976		73,475
Computer Equipment, Net		2,802		4,203
TOTAL ASSETS	$	45,778	$	77,678

LIABILITIES AND STOCKHOLDER'S EQUITY

		2003		2002
CURRENT LIABILITIES				
Accounts payable and accrued expenses	$	6,545	$	2,394
TOTAL LIABILITIES		6,545		2,394
STOCKHOLDER'S EQUITY				
Common stock, $.01 par value, 100 shares authorized, 50 issued and outstanding		1		1
Additional paid-in capital		87,354		87,354
Accumulated deficit		(48,122)		(12,071)
TOTAL STOCKHOLDER'S EQUITY		39,233		75,284
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	45,778	$	77,678

ACCREDITED EQUITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE	$ 33,165	$ 72,012
OPERATING EXPENSES		
Commissions expense	34,506	-
General and administrative	31,894	17,763
Consulting	2,816	2,572
Total Operating Expenses	69,216	20,335
NET INCOME (LOSS)	$ (36,051)	$ 51,677

See accompanying notes to financial statements.

ACCREDITED EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock				Additional Paid-In		Accumulated		
	Shares		Amount		Capital		Deficit		Total
Balance, December 31, 2001	50	$	1	$	87,354	$	(63,748)	$	23,607
Net income	-		-		-		51,677		51,677
Balance, December 31, 2002	50		1		87,354		(12,071)		75,284
Net loss	-		-		-		(36,051)		(36,051)
BALANCE, DECEMBER 31, 2003	50	$	1	$	87,354	$	(48,122)	$	39,233

See accompanying notes to financial statements.

ACCREDITED EQUITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (36,051)	$ 51,677
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	1,401	1,401
Changes in operating assets and liabilities:		
Accounts receivable	38,012	(44,012)
Due from related parties	(2,000)	-
Due from employee	(3,500)	-
Prepaid expenses	1,431	(913)
Accounts payable and accrued expenses	4,151	2,332
Net Cash Provided By Operating Activities	3,444	10,485
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET INCREASE IN CASH	3,444	10,485
CASH - BEGINNING OF YEAR	27,550	17,065
CASH - END OF YEAR	$ 30,994	$ 27,550

See accompanying notes to financial statements.

ACCREDITED EQUITIES, INC.
NOTES TO FINANCIAL STATEMENT
AS OF DECEMBER 31, 2003 AND 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization and Description of Business

Accredited Equities, Inc. (the "Company") was incorporated in Delaware on November 6, 2000. The Company is a broker-dealer, which was formed for the purpose of registering as a National Association of Securities Dealers, Inc. ("NASD") broker-dealer. In 2002, the Company reached an agreement with NASD to engage only in the business set forth as follows:

"The firm will engage in the business of structuring private placements of both debt and equity securities, on the client's behalf and act as a mergers and acquisitions consultant on a fee for service basis" (See Note 1(E)).

The Company is also required to maintain a minimum net capital requirement of $5,000 and will not hold customer funds or safe-keep customer securities.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Computer Equipment

Computer equipment is stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which is five years.

(D) Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

(E) Revenue Recognition

The Company recognizes revenue when it bills fees to clients for the services it performs, and has determined the fees to be collectible. (See Note 1(A)).

(F) Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amount of the Company's financial instruments, including cash, accounts receivable, related party receivables, accounts payable and accrued liabilities approximates their fair value due to the relatively short-term nature of these instruments.

(G) Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

(H) Recent Accounting Pronouncements

In January 2003, (as revised in December 2003) The Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements". Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties, which is provided through other interest that will absorb some or all of the expected losses of the entity; (ii) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: the direct or indirect ability to make decisions about the entities activities through voting rights or similar rights; or the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities; the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

Interpretation No. 46, as revised, also requires expanded disclosures by the primary beneficiary (as defined) of a variable interest entity and by an enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary.

Interpretation No. 46, as revised, applies to small business issuers no later than the end of the first reporting period that ends after December 15, 2004. This effective date includes those entities to which Interpretation 46 had previously been applied. However, prior to the required application of Interpretation No. 46, a public entity that is a small business issuer shall apply Interpretation 46 or this Interpretation to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003

Interpretation No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

In June 2003, the FASB issued an Exposure Draft for a proposed Statement of Financial Accounting Standards ("SFAS") entitled "Qualifying Special Purpose Entities ("QSPE") and Isolation of Transferred Assets", an amendment of SFAS No. 140 ("The Exposure Draft"). The Exposure Draft is a proposal that is subject to change and as such, is not yet authoritative. If the proposal is enacted in its current form, it will amend and clarify SFAS 140. The Exposure Draft would prohibit an entity from being a QSPE if it enters into an agreement that obligated a transferor of financial assets, its affiliates, or its agents to deliver additional cash or other assets to fulfill the special-purposes entity's obligation to beneficial interest holders.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after December 31, 2003 and all of its provisions should be applied prospectively.

In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet.

SFAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is

obligated to buy back in exchange for cash or other assets. A second type includes put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this Statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

Most of the provisions of Statement 150 are consistent with the existing definition of liabilities in FASB Concepts Statement No. 6, "Elements of Financial Statements". The remaining provisions of this Statement are consistent with the FASB's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own shares. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a non-public entity, as to which the effective date is for fiscal periods beginning after December 15, 2003.

Management does not expect the implementation of these recent pronouncements to have a material effect on the Company's financial position or results of operations.

NOTE 2 ACCOUNTS RECEIVABLE

On December 26, 2002, the Company entered into a selected dealer agreement with an independent placement agent to act as a sub-agent under a placement agency agreement to use their best efforts to solicit subscriptions for certain units offered under a term sheet. According to the terms of the agreement, the Company received a commission of 5% of the offering price to investors of each unit sold. For the year ended December 31, 2002 the Company earned commissions amounting to $38,012 under the agreement and this amount is included in accounts receivable at December 31, 2002.

On April 15, 2003 the Company entered into a selected dealer agreement with an independent placement agent to act as a sub-agent under a placement agency agreement between DOR Biopharma, Inc. a Delaware corporation and the placement agent relating to the offering by DOR Biopharma, Inc. of shares of units consisting of shares of common stock, par value $0.001 per share and warrants to purchase 25% of the shares sold in the offering. The president and sole stockholder of Accredited Equities, Inc. is a member of the Board of Directors of DOR Biopharma, Inc. According to the terms of the agreement, the Company received commissions equal to seven percent (7%) of the gross proceeds received from investors. The agreement terminated at the close of business on the day of the termination of the offering of the units in September 2003. For the year ended

December 31, 2003, the Company recognized $31,000 in commissions revenue under the agreement.

NOTE 3 COMPUTER EQUIPMENT, NET

Computer equipment, net consists of the following as of December 31, 2003 and 2002:

		2003		2002
Computer equipment	$	7,005	$	7,005
Less: Accumulated depreciation		(4,203)		(2,802)
Computer equipment, net	$	2,802	$	4,203

Depreciation expense, included in general and administrative expenses, for the years ended December 31, 2003 and 2002 was $1,401 in each year.

NOTE 4 RELATED PARTY TRANSACTIONS

On January 1, 2002, the Company entered into an office services agreement with a related company. The president and sole stockholder of the Company is the sole stockholder of the related company. The agreement provides for office services to be rendered on a month-to-month basis. The Company charged $6,400 and $2,046 to operations under this agreement for the years ended December 31, 2003 and 2002, respectively.

On January 31, 2002, the Company entered into two agreements to provide financial advisory service to two related companies. The president and sole stockholder of the Company. is the majority stockholder of the two related companies. The agreements originally provided for services to be rendered for a period of twelve months at $2,000 per month. On August 1, 2002, the terms of the agreements were amended to a fee of $1,000 per month. The agreement expired in January 2003. For the years ended December 31, 2003 and 2002, the Company recorded advisory fee income of $2,000 and $34,000, respectively. At December 31, 2003 and 2002, $8,000 and $6,000, respectively was due to the Company.

Also see Note 2 for a related party transaction.

ACCREDITED EQUITIES, INC.
NOTES TO FINANCIAL STATEMENT
AS OF DECEMBER 31, 2003 AND 2002

NOTE 5 COMMITMENTS AND CONTINGENCIES

(A) Consulting Agreement

On November 22, 2000, the Company entered into a consulting agreement with an independent regulatory consulting organization, whereby the Company is provided with advice regarding management consulting, business consulting and strategic planning service relating to registration issues with regulatory agencies. The Company has charged $2,572 and $2,816 in consulting fees to operations under this agreement for the years ended December 31, 2003 and 2002, respectively.

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of:
Accredited Equities, Inc.

We have audited the accompanying balance sheet of Accredited Equities, Inc. as of and for the years ended December 31, 2003 and 2002 and have issued a report thereon dated February 23, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinberg + Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 23, 2004

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com

ACCREDITED EQUITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
Computation of Net Capital		
Shareholders' Equity:	$ 39,233	$ 75,284
Less: Non-allowable assets	14,784	50,128
Add: Subordinated loans	-	-
Tentative Net Capital	24,449	25,156
Haircuts on securities inventory	-	-
Net Capital	24,449	25,156
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	6,545	2,394
Total Aggregate Indebtedness	6,545	2,394
Computation of Required Minimum Net Capital		
Calculation of Required Capital (the greater of):		
Regulatory minimum or	5,000	5,000
Calculated minimum (aggregate indebtedness @ 6.67%)	437	160
Required Capital	5,000	5,000
Net in Excess of Requirement	19,449	20,156
Ratio of aggregate indebtedness to net capital	.27 to 1	.10 to 1
Percentage of aggregate indebtedness to net capital	27%	10%
Net Capital as reported in December 31, 2003 and 2002 Form X-17A-5, Part IIA (unaudited) FOCUS report	23,649	24,356
Increase in opening retained earnings	800	800
Net Capital, Per Above	$ 24,449	$ 25,156

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Accredited Equities, Inc.

In planning and performing our audits of the financial statements of Accredited Equities, Inc. (the "Company"), as of and for the years ended December 31, 2003 and 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed on the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that hey may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weakness as defined above.

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Weinberg + Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 23, 2004